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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



       For the month of          December, 1998
                        ------------------------------

                          ROYAL CARIBBEAN CRUISES LTD.
                    ----------------------------------------


                    1050 Caribbean Way, Miami, Florida 33132
                    ----------------------------------------
                    (Address of principal executive offices)




         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.]

                  FORM 20-F     X                      FORM 40-F
                              -----                               -----

         [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                  YES                             NO     X
                              -----                    -----

      [If "Yes" is marked indicate below the file number assigned to the registrant in connection with rule 12g-3-2(b): 82 _____].


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                                       CONTACT:  LYNN MARTENSTEIN (305) 539-6570


                                                           FOR IMMEDIATE RELEASE

                  ROYAL CARIBBEAN ANNOUNCES MONARCH OF THE SEAS
                CRUISE CANCELLATIONS; PLANS FOR REPAIRS ARE MADE

         MIAMI - December 16, 1998 -- After assessing damages to the MONARCH OF THE SEAS, Royal Caribbean International announced today that in addition to the December 20 cancellation previously announced, eight subsequent sailings up to and including the February 14 sailing have been cancelled. Travel agents are being advised of the cancellations today, and Royal Caribbean will work with them to accommodate guests on other cruises within the company's fleet.

         All guests on this week's cruise as well as the special holiday sailings of Dec. 20 and Dec. 27 cancelled cruises will receive a full refund and certificate for a free cruise to be taken within a year. Those guests on the cancelled New Year's cruise (Dec. 27) will have the additional option to choose instead a Southern Caribbean Millennium cruise at a 50% discount. Guests on other cancelled cruises will receive a full refund and a $500 discount on a future cruise, also valid for a year. Travel agents' commissions will be fully protected.

         The company currently estimates that the financial impact after recovery of proceeds under its loss of hire insurance will be in the range of $.05-.08/share.

         The ship struck a shoal in St. Maarten harbor after midnight Tuesday, Dec. 15. Immediately after incurring the damage, the ship's captain brought the ship to rest on a bed of sand near the harbor. The ship took on water in three of its 18 watertight compartments. Marine experts, who are completing assessment of the damage, are making preparations for repairs.

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         As the 2,557 guests were all brought safely ashore by tender boats, arrangements were immediately begun to house them in local hotels and to make flight arrangements to return them home. The company immediately activated its Emergency Response Plan (ERP). The ERP team included shipboard staff, staff who flew immediately to St. Maarten from Miami and those at the company's Miami headquarters. Throughout the day, hotel arrangements were secured in St. Maarten; and in San Juan and Miami in anticipation of flights to those cities. Within 24 hours of the incident, approximately 1,700 guests had been flown to San Juan and Miami on several chartered jets.

         The remaining guests in St. Maarten are being scheduled on a number of flights today. Massive logistics also involved the packing of guests' belongings by shipboard crew, securing of valuables and their transport to the airport in St. Maarten. Though many guests were able to secure their luggage before flight time, others will receive their luggage and valuables in San Juan, Miami or at their homes.

         Help desks were established at five sites in St. Maarten and at five hotels in Miami. In Miami, a 24-hour information hotline (1-800-722-5053) is staffed to answer questions from guests, friends, families and travel agents.

         All crew members are also safe. Non-essential crew will begin to disembark the ship today for Miami and be reassigned within the company's fleet or given early home leave.




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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         ROYAL CARIBBEAN CRUISES LTD.
                                         ----------------------------
                                                (Registrant)



Date: January 5, 1999                    By: /s/ RICHARD J. GLASIER
                                             ----------------------------------
                                             Richard J. Glasier
                                             Executive Vice President
                                                and Chief Financial Officer